SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE TO

         Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                  of the Securities Exchange Act of 1934

                         (Amendment No. _________)


                       KLLM TRANSPORT SERVICES, INC.
                    (Name of Subject Company (issuer))


                        HIGH ROAD ACQUISITION CORP.
                  HIGH ROAD ACQUISITION SUBSIDIARY CORP.
                   (Names of Filing Persons (offerors))


                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
                      (Title of Class of Securities)


                                 48249102
                   (CUSIP Number of Class of Securities)

                            Dionne M. Rousseau
      Jones Walker, Waechter, Poitevent, Carre`re & Dene`gre, L.L.P.
                     201 St. Charles Avenue, Floor 51
                       New Orleans, Louisiana  70170
                              (504) 582-8338
   (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                         CALCULATION OF FILING FEE
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Transaction valuation           * Amount of filing fee
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*Set forth the amount on which the filing fee is calculated and state how it was determined.

     [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:___________________
     Form or Registration No:___________________
     Filing Party:_____________________________
     Dated Filed:____________________________

     [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [X]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if a final amendment reporting the results of the tender offer: [ ]


IMMEDIATELY -- May 26, 2000

Jack Liles:  (601) 933-1240

                       JACK LILES AND BERNARD EBBERS
                 ANNOUNCE DEFINITIVE AGREEMENT  TO ACQUIRE
                       KLLM TRANSPORT SERVICES, INC.

JACKSON, MS -- May 26, 2000 -- Jack Liles, Chairman, President and Chief Executive Officer of KLLM Transport Services, Inc. (Nasdaq National Market-
KLLM) and Bernard Ebbers announced today that an acquisition company formed by them, named High Road Acquisition Corp., has entered into an agreement to acquire KLLM for $8.05 per share in cash.

Under the agreement, a wholly-owned subsidiary of High Road will commence, within five business days, an all-cash tender offer for all of KLLM's outstanding common stock at a price of $8.05 per share. Following successful completion of the tender offer, High Road will acquire for the same cash price any shares that are not tendered, by means of a merger of KLLM with a wholly-owned subsidiary of High Road.

KLLM's Board of Directors has approved the transaction and has recommended that KLLM's stockholders tender their shares into the tender offer. The tender offer is conditioned upon, among other things, there being tendered and not withdrawn prior to the expiration date of the offer at least a majority of the shares of KLLM common stock outstanding on a fully diluted basis. The offer will initially expire 20 business days after it is commenced, but may be extended under certain circumstances.

Although Messrs. Liles and Ebbers withdrew their bid last week, they resubmitted a bid yesterday, which was accepted and approved by KLLM's Board.

KLLM Transport Services, Inc. is an irregular-route truckload carrier, specializing in providing high-quality transportation services in North America. Operations include over-the-road long- and regional-haul transportation services for both temperature-controlled and dry commodities.

The tender offer will be made only by an offer to purchase and other offering documents, copies of which will be filed with the Securities and Exchange Commission and mailed to KLLM stockholders. Stockholders are advised to read the tender offer statement when it is available because it will contain important information. Stockholders may obtain a copy of the tender offer statement and other documents filed with the SEC for free at the SEC's web site at http://www.sec.gov. When available, the tender offer statement may be obtained for free from High Road.

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